UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VANTAGE HEALTH

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92210G107

(CUSIP Number)

Vantage Health

2395 Broadway Street

Redwood City, CA 94063

Telephone: (650) 503-3570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92210G107	Schedule 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Nanobeak, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X] (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 112,000,000 shares
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER 112,000,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,000,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.9%[1]
14	TYPE OF REPORTING PERSON CO

1 The percentage ownership was calculated based on 135,025,000 shares of common stock issued and outstanding as of November 7, 2013.

CUSIP No. 92210G107	Schedule 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Jeremy Barbera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X] (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 112,000,000 shares[2]
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0 shares
PERSON WITH	9	SOLE DISPOSITIVE POWER 112,000,000 shares[3]
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,000,000 shares[4]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.9%[5]
14	TYPE OF REPORTING PERSON IN

2 Consists of shares held by Nanobeak, Inc. The Reporting Person has sole voting and dispositive power of the 112,000,000 shares of common stock held by Nanobeak, Inc.

3 See Footnote 2.

4 See Footnote 2.

5 See Footnote 1.

CUSIP No. 92210G107	Schedule 13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Vantage Health, a Nevada corporation (“Vantage” or the “Issuer”). Vantage’s principal executive offices are located at 2395 Broadway Street, Redwood City, CA 94063.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Nanobeak, Inc., a California corporation (“Nanobeak”) and Jeremy Barbera (together with Nanobeak, the “Reporting Persons”).

(b) The business address of the Reporting Persons is 2395 Broadway Street, Redwood City, CA 94063.

(c) The principal business of Nanobeak is medical diagnostics and nanotechnology. Jeremy Barbera is the Chief Executive Officer of Nanobeak.

(d) During the past five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Jeremy Barbera is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction.

On November 7, 2013, pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), Bayview Terrace Limited, an international business company incorporated under the laws of the Republic of Seychelles (“Bayview”), sold to Nanobeak 112,000,000 shares of the Issuer’s Common Stock (the “Acquired Shares”). In exchange for the Acquired Shares, Nanobeak issued to Bayview 500,000 shares of Nanobeak’s common stock, par value $0.01 per share. As further consideration, Nanobeak granted to Bayview and its affiliates, effective as of the closing, a perpetual, royalty-free, non-exclusive, non-transferable right and license (without the right to sublicense) to use, develop, make, have made, use, sell, offer for sale, import, export and otherwise commercialize in Africa the mobile sensor breathalyzer being developed by Nanobeak for the detection of various diseases. The Acquired Shares constituted all the shares of common stock of the Issuer previously owned by Bayview.

As a result of this sale, Bayview transferred control of the Issuer to Nanobeak, which now beneficially owns 82.9% of the outstanding voting securities of the Issuer. Jeremy Barbera is Nanobeak’s majority shareholder, Chief Executive Officer and sole director, and exercises sole voting and dispositive power of the Acquired Shares beneficially owned by Nanobeak.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibits 2 and is incorporated herein by reference.

CUSIP No. 92210G107	Schedule 13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

Nanobeak, Inc.	112,000,000 shares
Jeremy Barbera	112,000,000 shares[6]

Percent of class: (The percentage ownership was calculated based on 135,024,800 shares of Common Stock issued and outstanding as of November 7, 2013).

Nanobeak, Inc.	82.9% shares
Jeremy Barbera	82.9% shares[7]

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Nanobeak, Inc.	112,000,000 shares
Jeremy Barbera	112,000,000 shares[8]

(ii)	Shared power to vote or to direct the vote:

Nanobeak, Inc.	0 shares
Jeremy Barbera	0 shares

(iii)	Sole power to dispose or to direct the disposition of:

Nanobeak, Inc.	112,000,000 shares
Jeremy Barbera	112,000,000 shares[9]

(iv)	Shared power to dispose or to direct the disposition of:

Nanobeak, Inc.	0 shares
Jeremy Barbera	0 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of November 18, 2013, by and between Nanobeak, Inc. and Jeremy Barbera.

Exhibit 2	Stock Purchase Agreement, dated as of November 7, 2013, by and between Bayview Terrace Limited and Nanobeak, Inc.

6 See Footnote 2.

7 See Footnote 2.

8 See Footnote 2.

9 See Footnote 2.

CUSIP No. 92210G107	Schedule 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013	NANOBEAK, INC.

	By:	/s/ Jeremy Barbera
Jeremy Barbera
Chief Executive Officer

Date: November 18, 2013	By:	/s/ Jeremy Barbera
Jeremy Barbera